August 31, 2021

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:      Gary Guttenberg
Division of Corporation Finance

Re:        Tenax Therapeutics, Inc.
Registration Statement on Form S-3
Filed August 20, 2021
File No. 333-258981

Dear Mr. Guttenberg:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tenax Therapeutics, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-258981), so that it may be declared effective at 5:00 p.m., New York City Time, on Wednesday, September 1, 2021, or as soon thereafter as is practicable.

*	*	*	*

If you have any further questions or comments, or if you require any addition information, please do not hesitate to contact the Company’s legal counsel, Margaret N. Rosenfeld at (919) 743-7351.

Sincerely,

/s/ Michael B. Jebsen
Michael B. Jebsen
President and Chief Financial Officer

cc:
Margaret N. Rosenfeld
K&L Gates LLP